UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 - 19th floor
20231-030 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase, dated July 6, 2022, relating to the previously announced cash tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

PETROBRAS ANNOUNCES CONSIDERATION FOR CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – July 12, 2022 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the consideration for the previously announced cash tender offers (each, an “Offer” and collectively, the “Offers”) by its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), with respect to any and all of (i) its notes of the series set forth in the table below under the heading “Tender Group 1” and (ii) its notes of the series set forth in the table below under the heading “Tender Group 2,”. Tender Group 1 and Tender Group 2 are referred to herein individually as a “Tender Group” and collectively as the “Tender Groups.” The notes for each Tender Group are referred to herein collectively as the “Notes.”

The following table sets forth certain information about the Offers, including the applicable consideration that holders of Notes are eligible to receive for Notes validly tendered and accepted in the Offers and the repurchase yield for each series of Notes, in each case as calculated at 11:00 a.m. (New York City time) today.

Tender Group 1
Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Reference Security / Interpolated Swap Rate	Bloomberg Reference Page	Fixed Spread (basis points)	Repurchase Yield	Consideration(2)
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	1	US$593,396,000	UST 3.000% due 6/30/24	FIT1	+163	4.644%	US$1,025.47
4.750% Global Notes Due January 2025	- / XS0982711714	2	€310,660,000	January 2025 Interpolated Swap Rate	ICAE1	+276	3.993%	€ 1,017.45
5.299% Global Notes Due January 2025	71647NAT6, 71647NAV1, N6945AAJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	3	US$663,099,000	UST 2.875% due 6/15/25	FIT1	+161	4.538%	US$1,018.00
8.750% Global Notes Due May 2026	71647NAQ2 / US71647NAQ25	4	US$446,205,000	UST 3.250% due 6/30/27	FIT1	+213	5.119%	US$1,125.48
6.250% Global Notes Due December 2026	- / XS0718502007	5	£566,110,000	UKT 0.375% due 10/22/26	FIT GLT0-10	+484	6.630%	£985.36
7.375% Global Notes Due January 2027	71647NAS8 / US71647NAS80	6	US$928,947,000	UST 3.250% due 6/30/27	FIT1	+278	5.769%	US$1,062.92
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	7	US$1,266,485,000	UST 3.250% due 6/30/27	FIT1	+300	5.989%	US$1,000.44
5.750% Global Notes Due February 2029	71647NAZ2 / US71647NAZ24	8	US$634,952,000	UST 2.875% due 5/15/32	FIT1	+323	6.143%	US$979.05
5.375% Global Notes Due October 2029	- / XS0835891838	9	£345,965,000	UKT 0.500% due 1/31/29	FIT GLT0-10	+535	7.241%	£897.62
5.093% Global Notes Due January 2030	71647NBE8, 71647NBF5, N6945AAL1 / US71647NBE85, US71647NBF50, USN6945AAL19	10	US$716,179,000	UST 2.875% due 5/15/32	FIT1	+339	6.303%	US$928.56
5.600% Global Notes Due January 2031(3)	71647NBH1 / US71647NBH17	11	US$1,422,035,000	UST 2.875% due 5/15/32	FIT1	+370	6.613%	US$935.09
6.625% Global Notes Due January 2034	- / XS0982711474	12	£436,759,000	UKT 4.500% due 9/7/34	FIT GLT10-50	+519	7.499%	£933.56

_____________________________________________________________________________

(1)	Including Notes held by Petrobras or its affiliates.
(2)	The applicable consideration payable per each US$1,000, €1,000 or £1,000, as applicable, principal amount of each series of Notes validly tendered and accepted for purchase, calculated in accordance with the formulas set forth in Annex 2, Annex 3 and Annex 4 to the Offer to Purchase (as defined below), based on the fixed spread specified in the table above (the “Fixed Spread”) for such series of Notes, plus the yield of the specified Reference Security/Interpolated Swap Rate for that series as quoted on the Bloomberg Reference Page specified in the table above as of 11:00 a.m. (New York City time) today. The applicable consideration does not include accrued and unpaid interest on the Notes accepted for purchase through the Settlement Date (as defined below), which will be payable in cash.
(3)	The par call date for this series of Notes is October 3, 2030.

Tender Group 2
Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Reference Security / Interpolated Swap Rate	Bloomberg Reference Page	Fixed Spread (basis points)	Repurchase Yield	Consideration(2)
5.500% Global Notes Due June 2051(3)	71647NBJ7 / US71647NBJ72	1	US$993,780,000	UST 2.250% due 2/15/52	FIT1	+423	7.336%	US$780.84
5.625% Global Notes Due May 2043	71647NAA7 / US71647NAA72	2	US$400,753,000	UST 3.250% due 5/15/42	FIT1	+362	6.966%	US$853.58
6.750% Global Notes Due June 2050(4)	71647NBG3 / US71647NBG34	3	US$616,139,000	UST 2.250% due 2/15/52	FIT1	+463	7.736%	US$887.78
6.850% Global Notes Due June 2115	71647NAN9 / US71647NAN93	4	US$2,162,705,000	UST 2.250% due 2/15/52	FIT1	+505	8.156%	US$839.85
6.900% Global Notes Due March 2049	71647NBD0 / US71647NBD03	5	US$996,602,000	UST 2.250% due 2/15/52	FIT1	+455	7.656%	US$914.41
6.750% Global Notes Due January 2041	71645WAS0 / US71645WAS08	6	US$766,874,000	UST 3.250% due 5/15/42	FIT1	+391	7.256%	US$948.84
6.875% Global Notes Due January 2040	71645WAQ4 / US71645WAQ42	7	US$786,965,000	UST 3.250% due 5/15/42	FIT1	+392	7.266%	US$961.59
7.250% Global Notes Due March 2044	71647NAK5 / US71647NAK54	8	US$1,023,732,000	UST 3.250% due 5/15/42	FIT1	+420	7.546%	US$968.50

_____________________________________________________________________________

(1)	Including Notes held by Petrobras or its affiliates.
(2)	The applicable consideration per each US$1,000, principal amount of each series of Notes will be calculated as described in footnote (2) to the table above.
(3)	The par call date for this series of Notes is December 10, 2050.
(4)	The par call date for this series of Notes is December 3, 2049.

The Offers are being made pursuant to the terms and conditions set forth in the offer to purchase, dated July 6, 2022 (“Offer to Purchase”), and the accompanying notice of guaranteed delivery (together with the Offer to Purchase, the “Offer Documents”).

The Offers will expire at 5:00 p.m., New York City time, today unless extended with respect to an Offer. The settlement date with respect to the Offers is expected to occur on July 15, 2022 (the “Settlement Date”).

The exchange rates to be used to calculate the maximum consideration payable for each Tender Group is £1.1888 per US$1.00 and €1.0050 per US$1.00, the applicable exchange rates as of 11:00 a.m., New York City time today, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

# # #

PGF has engaged BofA Securities, Inc. (“BofA”), Bradesco BBI S.A. (“Bradesco BBI”), Credit Agricole Securities (USA) Inc. (“Credit Agricole CIB”), Deutsche Bank Securities Inc. (“Deutsche Bank Securities”), J.P. Morgan Securities LLC (“J.P. Morgan”), and SMBC Nikko Securities America, Inc. (“SMBC Nikko” and together with BofA, Bradesco BBI, Credit Agricole CIB, Deutsche Bank Securities and J.P. Morgan, the “Dealer Managers”) to act as dealer managers with respect to the Offers. Global Bondholder Services Corporation is acting as the depositary and information agent (the “Depositary”) for the Offers.

This announcement is for informational purposes only, and does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

The Offers are not being made to holders of Notes in any jurisdiction in which PGF is aware that the making of the Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers may be directed to BofA collect at (646) 855-8988 or toll-free at (888) 292-0070, Bradesco BBI collect at (646) 432-6643, Credit Agricole CIB collect at (212) 261-7802 or toll-free at (866) 807-6030, Deutsche Bank Securities collect at collect at (212) 250-2955 or toll-free at (866) 627-0391, J.P. Morgan collect at (212) 834-2064 or toll-free at (866) 834-4666 and SMBC Nikko collect at (212) 224-5328 or toll-free at (888) 284-9760. Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (855) 654-2015 (toll-free) or +1 (212) 430-3774 (banks and brokers call). The Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/Petrobras/.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from such holder in order for that holder to be able to participate in, or withdraw their instruction to participate in, an Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and the relevant clearing systems for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

The Offers are being made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Notice to Prospective Investors in the United Kingdom

The communication of this announcement and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any such related documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the offer to purchase any securities may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This announcement and any such related documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release and any such related documents and/or materials are available only to and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime T. Saraiva
Name: Guilherme Rajime T. Saraiva
Title: Attorney in Fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: July 12, 2022